Parker Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124

October 25, 2019

Via EDGAR

Mr. John Cash
Branch Chief
Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Parker Hannifin Corporation
Form 10-K for Fiscal Year Ended June 30, 2019
Filed August 23, 2019
Form 8-K filed August 1, 2019
File No. 1-04982

Dear Mr. Cash:

This letter is in response to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission on October 18, 2019, with respect to the above-referenced filings of Parker-Hannifin Corporation (the “Company”). For ease of review, the Company has included the questions from the Staff’s letter in italics and included the Company’s response to each question directly below.

Form 10-K for the fiscal year ended June 30, 2019

Critical Accounting Policies
Impairment of Goodwill and Long-lived Assets, page 27

1. We note that you test goodwill for impairment at the reporting unit level, which is equivalent to your operating segments. Please revise future disclosures to address the following:

•Identify the number of reporting units, or operating segments, where goodwill is allocated and tested for impairment;

•Indicate whether fair value substantially exceeds book value for all reporting units, and;

•If the fair value of any reporting unit does not substantially exceed book, please identify the reporting unit and quantify the goodwill associated with that reporting unit.

The Company performed its fiscal 2019 annual goodwill impairment test for each of its six reporting units, which are equivalent to its operating segments. The results of the fiscal 2019 annual goodwill impairment test indicated that the fair value substantially exceeded book value for all reporting units.

The Company confirms that it will, in future filings, identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, it will indicate whether the fair value substantially exceeds net book value for all reporting units and, if the fair value of any reporting unit does not substantially exceed net book value, it will identify the reporting unit and quantify the goodwill associated with that reporting unit.

Form 8-K Filed on August 1, 2019

Exhibit 99.1

2. We note your presentation of non-GAAP diluted adjustments to calculate the non-GAAP measure, Adjusted Earnings per Diluted Share, on a prospective (2020) and historical (2019) basis. However, adding back adjustments net of tax is inconsistent with Question 102.11 in the updated Compliance and Disclosure Interpretations (April 4, 2018). Please revise future presentations accordingly to comply with this comment in your non-GAAP presentations in Item 2.02 of your Form 8-K.

The Company acknowledges the Staff's comment and confirms that, in future filings, it will present prospective and historical non-GAAP diluted adjustments on a pre-tax basis and will separately present the tax effects of the adjustments. For illustrative purposes, the Company has revised its presentation of historical and prospective non-GAAP diluted adjustments included in Exhibit 99.1 to its Form 8-K filed on August 1, 2019 in the tables below. The Company intends to utilize this presentation in future filings.

RECONCILIATION OF EARNINGS PER DILUTED SHARE TO ADJUSTED EARNINGS PER DILUTED SHARE
(Unaudited)	Three Months Ended June 30,		Twelve Months Ended June 30,
(Amounts in dollars)	2019	2018	2019	2018
Earnings per diluted share	$3.17	$2.62	$11.48	$7.83
Adjustments:
Business realignment charges	0.05	0.13	0.12	0.34
Clarcor costs to achieve	0.01	0.06	0.10	0.27
LORD acquisition and integration costs	0.13	—	0.13	—
Loss on sale and writedown of assets, net	—	0.20	—	0.24
Tax effect of adjustments[1]	(0.05)	0.14	(0.09)	0.02
U.S. Tax Reform one-time impact, net	—	0.07	0.11	1.72
Adjusted earnings per diluted share	$3.31	$3.22	$11.85	$10.42

[1]This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. We estimate the tax effect of each adjustment item by applying our overall effective tax rate for continuing operations to the pre-tax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment. The three and twelve months ended June 30, 2018 amounts include a taxable gain resulting from the Facet filtration business divestiture.

PARKER HANNIFIN CORPORATION - JUNE 30, 2019
RECONCILIATION OF FORECASTED EARNINGS PER DILUTED SHARE TO ADJUSTED FORECASTED EARNINGS PER DILUTED SHARE

(Unaudited)
(Amounts in dollars)	Fiscal Year 2020
Forecasted earnings per diluted share	$11.38 - $12.18
Adjustments:
Business realignment charges	0.15
Tax effect of adjustments[1]	(0.03)
Adjusted forecasted earnings per diluted share	$11.50 - $12.30

[1]This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. We estimate the tax effect of each adjustment item by applying our overall effective tax rate for continuing operations to the pre-tax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment.

3. In future filings please reconcile EBITDA to Net Income as presented on the face of the of the income statement. Please refer to Question 103.02 in the updated Compliance and Disclosure Interpretations.

The Company acknowledges the Staff's comment and confirms that, in future filings, it will reconcile EBITDA to Net Income as presented on the face of the income statement. For illustrative purposes, the Company has revised its presentation of its EBITDA reconciliation included in Exhibit 99.1 to its Form 8-K filed on August 1, 2019 in the table below. The Company intends to utilize this presentation in future filings.

PARKER HANNIFIN CORPORATION - JUNE 30, 2019
RECONCILIATION OF EBITDA
(Unaudited)	Three Months Ended June 30,		Twelve Months Ended June 30,
(Dollars in thousands)	2019	2018	2019	2018
Net income	$413,738	$353,328	$1,512,931	$1,061,315
Income taxes	99,610	144,599	420,494	640,962
Depreciation and amortization	105,388	114,769	436,189	466,085
Interest expense	50,072	53,040	190,138	213,873
EBITDA	$668,808	$665,736	$2,559,752	$2,382,235

If you have any further questions, please call me at (216) 896-3000.

Sincerely,

By: /s/ Catherine A. Suever
Catherine A. Suever
Executive Vice President – Finance & Administration and
Chief Financial Officer